Exhibit 99.1

RISK FACTORS

You should carefully consider the risks described below. The risks described are not the only ones we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. You should also refer to the other information contained in this report, including our financial statements and the related notes.

A Significant or Prolonged Economic Downturn Could Have a Material Adverse Effect on Our Results of Operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin. Current economic conditions have caused some clients to reduce or defer their expenditures for consulting services. This has caused a reduction in our revenue level in the quarter ended December 31, 2002 as compared with the quarter ended December 31, 2001. Net revenues (before out-of-pocket expense reimbursements) for the quarter ended December 31, 2002 decreased by 17% from the quarter ended December 31, 2001. We have implemented and will continue to implement cost-savings initiatives to manage our expenses as a percentage of revenues. However, current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters.

Our Quarterly Operating Results Will Vary From Quarter to Quarter, Which May Result in Increased Volatility of Our Share Price.

We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our Common Stock.

Factors that may cause our quarterly operating results to vary include:

•	the business decisions of our clients regarding the use of our services;

•	the timing of projects and their termination;

•	the timing of revenue or income;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs; and

•	global economic and political conditions and related risks, including acts of terrorism.

The timing of revenues is difficult to forecast because our sales cycle is relatively long and our services are affected by both the financial condition and management decisions of our clients and general economic conditions. A high percentage of our expenses are relatively fixed at the beginning of any period. Because our general policy is not to adjust our staffing levels based upon what we view as short-term circumstances, a variation in the timing, initiation or completion of client assignments,

•	coordinating geographically separated organizations;

•	restrictions on the movement of cash;

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	political instability;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

Our Revenues Could Be Adversely Affected by the Loss of a Significant Client or the Failure to Collect a Large Account Receivable.

We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of major clients. From quarter to quarter, revenues from one or more individual clients may exceed 10% of our revenues for the quarter. During the quarter ended December 31, 2002, we had no clients that individually accounted for greater than 10% of our net revenues. If we lose any major clients or any of our clients cancel or significantly reduce a large project’s scope, we would lose a significant amount of revenue. In addition, if we fail to collect a large account receivable, we could be subject to significant financial exposure.

The Absence of Long-Term Contracts With Our Clients Reduces the Predictability of Our Revenues.

Our clients are generally able to reduce or cancel their use of our professional services without penalty and, in some circumstances, with little notice. As a result, we believe that the number of clients or the number and size of our existing projects are not reliable indicators or measures of future revenue. We have in the past provided, and are likely in the future to provide, services to clients without long-term agreements. When a client defers, modifies or cancels a project, there is no assurance that we will be able to rapidly redeploy our professionals to other projects in order to minimize the underutilization of employees and the resulting adverse impact on operating results. We may not be able to replace cancelled or reduced contracts with new business with the result that our revenues and profits may decline.

Failure to Meet Client Expectations Could Result in Losses and Negative Publicity.

A failure or inability by us or one of our subcontractors to meet a client’s expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenues. Our client engagements involve the creation, implementation and maintenance of business systems and other applications that can be critical to our clients’ businesses. We may be sued or unable to collect accounts receivable if a client is not satisfied with our service.

Our client contracts may not protect us from liability for damages in the event that we are sued. In addition, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts. The successful assertion